
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SEC 1746 (11-02)  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                  INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                  UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                                        OMB Approval
                                  UNITED STATES                  --------------------------
                       SECURITIES AND EXCHANGE COMMISSION        OMB Number        3235-0287
                             WASHINGTON, D.C. 20549              Expires:  December 31, 2005
                                                                 Estimated average burden
                                  SCHEDULE 13D                   hours per respnse........11
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                                 Razorfish, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   755236 20 5

                                 (CUSIP Number)

                                  L. Tim Pierce
                             Chief Financial Officer
                                 SBI and Company
                     2825 East Cottonwood Parkway, Suite 480
                            Salt Lake City, UT 84121
                                 (801) 733-3200

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 28, 2003
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6
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

CUSIP No. 755236 20 5
          -----------
--------------------------------------------------------------------------------
 1     Name of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities Only)

       SBI Holdings Inc. (87-0609378)
--------------------------------------------------------------------------------
 2     Check the Appropriate Box If a Member of a Group (See Instructions)

       (a)
           ----------------------
       (b)
           ----------------------
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds (See Instructions)

       AF
--------------------------------------------------------------------------------
 5     Check Box If Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)
                             -----------------

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization

       Utah
--------------------------------------------------------------------------------
                   7       SOLE VOTING POWER

                             -0-
 NUMBER OF
   SHARES      ---------  ------------------------------------------------------
BENEFICIALLY       8       SHARED VOTING POWER
  OWNED BY
    EACH                     1,000
 REPORTING
   PERSON      ---------  ------------------------------------------------------
    WITH           9       SOLE DISPOSITIVE POWER

                             -0-
               ---------  ------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                             1000
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,000
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                                     [ ]

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       100%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------

                                  Page 2 of 6


CUSIP No. 755236 20 5
          -----------
--------------------------------------------------------------------------------
 1     Name of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities Only)

       SBI and Company (87-0609379)
--------------------------------------------------------------------------------
 2     Check the Appropriate Box If a Member of a Group (See Instructions)

       (a)
           ----------------------
       (b)
           ----------------------
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds (See Instructions)

       AF
--------------------------------------------------------------------------------
 5     Check Box If Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)
                             -----------------

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization

       Utah
--------------------------------------------------------------------------------
                   7       SOLE VOTING POWER

                             -0-
 NUMBER OF
   SHARES      ---------  ------------------------------------------------------
BENEFICIALLY       8       SHARED VOTING POWER
  OWNED BY
    EACH                     1,000
 REPORTING
   PERSON      ---------  ------------------------------------------------------
    WITH           9       SOLE DISPOSITIVE POWER

                             -0-
               ---------  ------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                             1000
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,000
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                                     [ ]

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       100%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------

CUSIP No.    755236 20 5
             -----------

     This Amendment No. 1 to the Schedule 13D of SBI Holdings Inc. and SBI and Company amends and supplements, and should be read in conjunction with, the
Schedule 13D filed on February 3, 2003.

ITEM 1.    SECURITY AND ISSUER

     No change.

ITEM 2.    IDENTITY AND BACKGROUND

     Item 2 is hereby amended to delete all references to "SBI Purchase Corp."

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated as follows:

     On November 21, 2002, SBI entered into an Acquisition Agreement and Agreement and Plan of Merger (the "Acquisition Agreement") with Razorfish, pursuant to which SBI commenced a cash tender offer of $1.70 per share (the "Offer") for all of the outstanding Razorfish Shares. The Acquisition Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, SBI Purchase Corp., a wholly-owned subsidiary of SBI and Company, will be merged with and into Razorfish (the "Merger"), in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"). On February 28, 2003 (the "Effective Time"), a Certificate of Merger Merging SBI Purchase Corp. into Razorfish, Inc. was filed with the Delaware Secretary of State. Pursuant to the terms of the Merger, (i) SBI Purchase Corp. is merged with and into Razorfish and its separate existence terminated, (ii) Razorfish will continue as the surviving corporation and a wholly-owned subsidiary of SBI and Company, (iii) each Razorfish Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by SBI or any of their respective subsidiaries and Razorfish Shares for which appraisal rights have been exercised in accordance with Section 262 of the DGCL) was converted into the right to receive, upon the surrender of the certificate formerly representing such Razorfish Share, $1.70, in cash, without interest and less all amounts required to be withheld therefrom under applicable law, and
(iv) each of the 1,000 shares of stock of SBI Purchase Corp. issued and outstanding immediately prior to the Effective Time was converted into one Razorfish Share. SBI has caused Razorfish to delist its Class A Common Stock from the Nasdaq SmallCap Market and will cause Razorfish to file a Form 15 with the SEC to suspend Razorfish's obligation to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to terminate the registration of the Class A Common Stock under the Exchange Act.

     SBI paid a total purchase price of approximately $4.48 million in connection with the Razorfish Shares it acquired pursuant to the Offer and will pay an additional approximately $4.14 million in connection with the Merger. The primary source of the funds necessary to complete the above-described transactions was a loan of $12 million from Madeleine L.L.C. to SBI Holdings Inc. that funded December 31, 2002. The loan bears interest at 16% per annum, is unsecured, and is due June 16, 2008.

ITEM 4.    PURPOSE OF TRANSACTION

     No change.

CUSIP No.    755236 20 5
             -----------

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated as follows:

     (a) and (b)   SBI and Company is the record and beneficial owner of 1,000
Razorfish Shares, which represents 100% of the outstanding Razorfish Shares. SBI and Company, and SBI Holdings, Inc. as the sole shareholder of SBI and Company, have the sole power to vote, direct the vote, dispose of and direct the disposition of such shares.

     (c)   See Item 3 above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000 Razorfish Shares beneficially owned by SBI.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     No change.

CUSIP No.    755236 20 5
             -----------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      SBI HOLDINGS INC., a Utah corporation

  March 3, 2003                       By: /s/ L. TIM PIERCE
--------------------------                --------------------------------------
Date                                      L. Tim Pierce, Chief Financial Officer


                                      SBI AND COMPANY, a Utah corporation

  March 3, 2003                       By: /s/ L. TIM PIERCE
--------------------------                --------------------------------------
Date                                      L. Tim Pierce, Chief Financial Officer












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